                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)


                               Catherine Patterson
                                Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1998
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 9 pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              13D - AMENDMENT NO. 2

CUSIP NO. 286133                                               PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               FLOYD H. PANNING

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
               PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
               CALIFORNIA, USA

--------------------------------------------------------------------------------
        NUMBER OF          7       SOLE VOTING POWER
         SHARES                             835,240
                      ----------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER
        OWNED BY                            NONE
                      ----------------------------------------------------------
          EACH             9       SOLE DISPOSITIVE POWER
        REPORTING                           835,240
                      ----------------------------------------------------------
         PERSON            10      SHARED DISPOSITIVE POWER
          WITH                              NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               835,240

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.1% OF THE COMMON STOCK
               5.1% OF VOTING POWER
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 9 PAGES


         This Amendment No. 2 amends, in relevant part as follows, the Schedule 13D, filed September 11, 1997, of Floyd H. Panning (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Floyd H. Panning

         (b)      317 Calle Chueca, San Clemente, CA  92673

         (c) President, Electropure, Inc., 23456 South Pointe Drive, Laguna Hills, CA

         (d)      Not applicable

         (e)      Not applicable

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds used to purchase the 100 shares of Common Stock of Electropure which the Reporting Person gifted in November, 1998 were from Mr. Panning's personal funds. The warrants granted to the Reporting Person, as indicated below, were granted to the Reporting Person both as a bonus for services rendered as an employee of the Company and as a stipend for annual service to the Board of Directors.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On March 31, 1998, the Board of Directors authorized the granting to Mr. Panning of 250,000 ten-year warrants to purchase Common Stock of the Company at $1.125 per share. Such warrants, which were granted as a bonus for services rendered, are exercisable in annual increments of 50,000, commencing on the grant date, and automatically terminate if Mr. Panning ceases to be employed by the Company

         On August 14, 1997, the Company's Board of Directors authorized the granting of 10,000 warrants to each Director as annual consideration for service on the Board. Consequently, on August 14, 1998, Mr. Panning (as well as all other Directors) was granted 10,000 ten-year warrants to purchase Common Stock at $1.375 per share.

                                                               PAGE 4 OF 9 PAGES


On November 1, 1998, Mr. Panning gifted 100 shares of Electropure, Inc. common Stock to a non-affiliated third party in a private transaction. The shares in question were originally acquired by Mr. Panning in August, 1997 upon the exercise of warrants to purchase Common Stock at $0.50 per share. The shares gifted continue the legend and stop transfer restrictions contained on the shares acquired by Mr. Panning.

         Mr. Panning may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

         Except as set forth above, Mr. Panning does not have any plans or proposals which may have, which related to or which would result in:

         (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of Electropure;

         (f) Any other material change in Electropure's business or corporate structure;

         (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

         (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)      Mr. Panning owns the following shares of Electropure:

                                                               PAGE 5 OF 9 PAGES


                  827,740 shares of Common Stock with one vote per share(1).

                  Mr. Panning owns beneficially 4.6% of the Common Stock; 9.1% if all of the warrants described in Items 5 and 6 are exercised. Mr. Panning owns 5.1% of the voting power of all classes of stock of Electropure.

         (b) Mr. Panning has the sole voting and dispositive power over the shares he owns.

         (c) Since September 11, 1997, Mr. Panning has entered into the following transactions with regard to Electropure's Common
                  Stock:

                  On March 31, 1998, Mr. Panning was granted 250,000 ten-year warrants to purchase Common Stock at $1.125 per share as a bonus for services rendered. Such warrants are exercisable in annual increments of 50,000, commencing on the grant date; provided, however, that Mr. Panning is employed by the Company on the exercise date

                  On August 14, 1998, Mr. Panning, along with each of the Company's Directors, was granted 10,000 ten-year warrants to purchase Common Stock at $1.375 per share.

                  On November 1, 1998, Mr. Panning transferred 100 shares of Common Stock to an unaffiliated third party as a gift. Mr. Panning had acquired such shares at $0.50 per share, upon the exercise of certain warrants in August, 1997.

                  The following Warrants are currently exercisable by Mr.
                  Panning:

                      DATE GRANTED       PURCHASE PRICE       NO. OF SHARES
                      ------------       --------------       -------------
                        12/17/92            $1.25                 10,000
                        08/14/97            $0.375                10,000
                        08/14/97            $0.28125             125,000
                        03/31/98            $1.125               250,000
                        08/14/98            $1.375                10,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Pursuant to the transactions described in Item 5 above and the Schedules 13D filed on June 2, 1997 and September 11, 1997, Mr. Panning has the right, until December 17, 2002 to purchase 10,000 shares of Electropure's Common Stock at $1.25 per share; 10,000 shares and



--------
(1) Includes warrants for 125,000 shares of Common Stock exercisable at $0.28125 per share; 10,000 shares exercisable at $1.25 per share; 10,000 shares exercisable at $0.375 per share; 10,000 shares exercisable at $1.375 per share; and 250,000 shares exercisable at $1.125 per share.

                                                               PAGE 6 OF 9 PAGES


125,000 shares of Common Stock at $0.375 and $0.28125, respectively, until August 14, 2007. Additionally, Mr. Panning has the right to purchase 250,00 shares of Common Stock at $1.125 per share until March 31, 2008, subject to his continued employment. Finally, Mr. Panning currently holds the right to purchase, at $1.375 each, 10,000 shares of Common Stock until August 14, 2008.

         Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, Mr. Panning is to receive 33,333, 25,000 and 18,182 shares valued at $99,999, $100,000 and
$100,001, respectively, for a total additional value of $300,000.

         On August 14, 1997, the Company entered into a five-year Employment Agreement (effective 08/05/97) with Mr. Panning engaging him as the Company's President and Chief Executive Officer. Mr. Panning has the unilateral option to extend such employment for a period of two (2) years. The Agreement provides Mr. Panning with five weeks' vacation, the use of a company car2 and cellular telephone and participation in any benefit programs offered by the Company (none at this time). In addition to the 125,000 Warrants granted to Mr. Panning pursuant to the Employment Agreement, as described in Items 4 and 5 above, the terms of such Employment Agreement also provide for the following:

       (a) A base monthly salary of $6,500 increasing to $8,000 per month once the Company has realized a minimum of $1 million in financing3. Each year thereafter, the base salary shall automatically increase by an amount equal to five (5%) percent.

       (b) Upon realizing the above minimum financing, the Company has agreed to reimburse Mr. Panning for certain wages deferred while he was employed at EDI Components (a total of $63,700 was deferred). A $25,000 promissory note issued by Mr. Panning, in consideration for his exercise of 50,000 warrants to purchase Common Stock at $0.50 per share, will be satisfied (including accrued interest) with such deferred wages, net of normal federal, state and local income and payroll taxes. Mr. Panning agreed to waive any remaining balance of deferred wages after payment of such promissory note.

       (c) Mr. Panning has the right to nominate, subject to shareholder approval, one person to the Company's Board of Directors during the term of his employment. In the meantime, Mr. Panning has been named to the Company's Board of Directors.


----------
(2) On August 1, 1998, the Company entered into a Motor Vehicle Contract and Security Agreement whereby the Company purchased from Mr. Panning a 1994 Cadillac Seville for the total purchase price of $23,000. The Company made a $3,000 down payment on such purchase and will pay 36 installment payments of $636 per month. Such automobile is being utilized by Mr. Panning for business purposes.

(3) As of April 9, 1998, such milestone had been met and Mr. Panning's base monthly salary was increased as provided in the employment agreement.

                                                               PAGE 7 OF 9 PAGES


       (d) Mr. Panning may, without cause, terminate his employment and retain the right to a the following percentage of his base monthly salary:

                                 YEAR OF              PERCENT
                               TERMINATION           OF SALARY
                               -----------           ---------
                                    1                   60%
                                    2                   70%
                                    3                   80%
                                    4                   90%
                                    5                  100%
                                    6                    0%
                                    7                    0%

       (e) Any termination of employment by the Company shall immediately vest all 125,000 warrants granted to Mr. Panning under the employment agreement. In addition, termination by the Company of Mr. Panning's employment without cause, shall automatically accelerate the issuance of Additional Shares due EDI's investors under the License Termination Agreement at the then fair market value; provided, however, Mr. Panning's successor has not been approved by simple majority vote of such EDI investors (excluding Mr. Panning).

ITEM 7.  EXHIBITS

                  10.11.A  Subscription Agreement - 07/28/88 *

                  10.11.B  Subscription Agreement - 08/18/88 *

                  10.11.C  Warrants for 10,000 shares (Warrant No. 359 - 12/17/92) *

                  10.11.D  Warrants for 10,000 shares (Warrant No. 372 - 02/25/93) *

                  10.11.E  Warrants for 20,000 shares (Warrant No. E-1008 - 04/20/92) *

                  10.11.F  Warrants for 20,000 shares (Warrant No. E-1021 - 04/20/93) *

                  10.11.G  Stock Right Agreement No. E-1008 - 04/20/92 *

                  10.11.H  Stock Right Agreement No. E-1021 - 04/20/93 *

                  10.11.I  Warrants for 10,000 shares (Warrant No. A-3010 - 08/14/97)***

                  10.11.J  Full Recourse Term Note and Security Agreement - 08/22/97***

                  10.11.K  Warrants for 250,000 shares (Warrant No. A-3047 - 03/31/98)

                                                               PAGE 8 OF 9 PAGES


                  10.11.L  Warrants for 10,000 shares (Warrant No. A-3051 -
                           08/14/98)

                  10.11.M  Motor Vehicle Contract and Security Agreement dated
                           08/01/98

                  10.47.8  License Termination Agreement dated August 14, 1997
                           (effective 08/05/97) **

                  10.47.9  Employment Agreement dated August 14, 1997 (effective
                           08/05/97), including exhibits thereto, particularly
                           Warrant No. A-3001 (08/14/97) to purchase 125,000
                           shares. **

--------------

* Previously filed in connection with Schedule 13D filed on June 2, 1997 by the Reporting Person.

** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

*** Previously filed in connection with Schedule 13D filed on September 11, 1997 by the Reporting Person.

                                                               PAGE 9 OF 9 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated:            January 30, 1999



                                         /S/  FLOYD H. PANNING
                                         ---------------------------------------
                                         FLOYD H. PANNING

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


                                FLOYD H. PANNING
                           (Name of Reporting Person)


                                INDEX TO EXHIBITS
                                -----------------

                                                                                            PAGE
                                                                                        SEQUENTIALLY
                                                                                           NUMBERED
                                                                                        ------------
         10.11.K.     Warrants for 250,000 shares (Warrant No. A-3047 - 03/31/98)

         10.11.L.     Warrants for 10,000 shares (Warrant No. A-3051 - 08/14/98)

         10.11.M      Motor Vehicle Contract and Security Agreement dated 08/01/98